

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 30, 2015

Michael Steib
Chief Executive Officer and President
XO Group Inc.
195 Broadway, 25th Floor
New York, New York 10007

     Re: XO Group Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 16, 2015
              File No. 1-35217

Dear Mr. Steib:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 22

1. We note that you discuss several key performance indicators such as number of unique visitors, vendor retention, average revenue per vendor, and number of listings in your earnings releases and investor presentations. Please tell us what consideration you gave to discussing these metrics in Management's Discussion and Analysis with a view towards explaining how the company evaluates its financial condition and operating performance. Please refer to Section III.B.1 of SEC Release No. 33-8350.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 26

2. Please provide additional disclosure that explains the underlying reasons as to why revenues increased. For example, you cite an 11.9% increase in national online advertising revenue "driven by increased advertising from [your] Bump brand and moderate growth in [your] wedding business," but it is unclear to what degree each of the foregoing contributed to the fiscal year 2014 growth and whether such revenue increases were due to increased number of vendors, increased average revenue per vendor, or otherwise. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Please show us in your response the revised disclosure that you expect to make in future filings. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

3. We note that gross margin from online advertising as a percentage of online advertising sales approximated 98% for each of the last three years. Please tell us the nature of the costs included in the cost of online advertising and why gross margins are so high.

Consolidated Statements of Cash Flows, page 47

4. Please explain to us why the adjustments to reconcile net income to net cash provided by operating activities for deferred income taxes for each year do not agree to deferred income tax expense or benefit disclosed in note 9. Please include a tabular reconciliation of the differences and a clear explanation of each reconciling item in your response.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Comparative Data, page 48

5. We note your reclassification of prior year deferred tax liabilities.   We also note you do business in the U.S., a number of state jurisdictions and a number of foreign jurisdictions. Please tell us why you changed the classification and whether the reclassification results in the offset of deferred income tax liabilities and assets attributable to different tax jurisdictions. Refer to ASC 740-10-45-6.

Revenue Recognition, page 50

6. Please explain to us why it is appropriate to recognize revenue related to online advertising contracts on a straight-line basis when you deliver impressions in excess of

minimum guarantees. Also, please tell us the significance of the guarantees and what consideration you gave to recognizing revenue as the impressions are delivered.

7. Please expand and clarify your revenue recognition policies to address the following:

- Disclose how revenues from banner advertisements and direct e-mail marketing as well as placement in your online search tools through fixed term and open-ended subscriptions are measured and recognized;

- Regarding advertising contracts that contain minimum guaranteed impressions or other performance criteria, clarify how performance is measured and clarify whether you recognize revenues ratably as performance criteria are met;

- Regarding merchandise and magazine sales, disclose shipping and acceptance terms and when risk of loss and title passes to buyers; and

- Regarding multiple-deliverable arrangements, expand your disclosure to comply with ASC 605-25-50-2.

8. We note your disclosure that the amount of revenue allocated to delivered items is limited to contingent revenues, if any. Please tell us how this policy complies with ASC 605-25-30-5.

Segment Information, page 53

9. We note your chief operating decision maker reviews revenue and cost of revenue results of individual service lines. Please tell us your consideration of disclosing revenues, cost of revenues and gross margin of individual service lines in the notes to financial statements. In addition, we note online and offline and e-commerce service lines include various revenue-generating activities. Please tell us your consideration of disclosing revenues for each product and service. Refer to ASC 280-10-50-40.

10. Please tell us your consideration for providing information about geographic areas. Refer to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley at (202) 551-7689 or Lisa Kohl at (202) 551-3252 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products